5. ACQUISITION
Effective at the close of business on
 May 18, 2007, the Fund acquired the
net assets of Atlas
American Enterprise Bond Fund in a
tax-free exchange for Class A shares
 of the Fund. Shares were
issued to shareholders of Atlas American
Enterprise Bond Fund at an exchange
ratio of 0.93 for
Class A shares of the Fund. The acquired
 net assets consisted primarily of
portfolio securities with
unrealized depreciation of $343,260.
The aggregate net assets of the Fund
and Atlas American
Enterprise Bond Fund immediately prior
to the acquisition were $4,133,392,669 and $71,008,301, respectively. The aggregate net assets of the Fund
 immediately after the acquisition
were $4,204,400,970.